EXHIBIT 20
NEWS RELEASE	[CIGNA Logo]

For Release:	Immediate	One Liberty Place 1650 Market Street P.O. Box 7716 Philadelphia, PA 19192-1550 215.761.1000
Contact:	Gregory E. Deavens, Investor Relations — (215) 761-6128
Wendell Potter, Media Relations — (215) 761-4450

CIGNA ESTABLISHES PROGRAM TO MANAGE RUN-OFF REINSURANCE EXPOSURE
AND RECORDS A THIRD QUARTER CHARGE

PHILADELPHIA, September 3, 2002 — CIGNA Corporation (NYSE: CI) today announced that it will record an after-tax charge of $720 million to strengthen reserves related to certain run-off reinsurance contracts including the impact of a program adopted by CIGNA to substantially reduce equity market risks related to these contracts.

“Recent declines and volatility in the equity markets significantly increased the company’s exposure to future death claims on certain variable annuity run-off reinsurance contracts. The actions we are taking substantially reduce the impact of future equity market declines arising from these contracts and maintain the financial strength that our customers expect,” said H. Edward Hanway, CIGNA’s Chairman and Chief Executive Officer.

CIGNA’s reinsurance operations, which were discontinued in 2000 and are now an inactive business in run-off mode, reinsured a guaranteed minimum death benefit under certain variable annuities issued by other insurance companies. A variable annuity is essentially an investment in mutual funds often combined with a death benefit. Death benefits under the annuity contracts reinsured by CIGNA are determined using various methods.

The majority of CIGNA’s exposure arises under annuities that guarantee that the benefit received at death will be no less than the highest historical account value of the related mutual fund investments on an annuitant’s contract anniversary date. Under this type of death benefit, CIGNA is liable to the extent the highest historical anniversary account value exceeds the fair value of the related mutual fund investments at the time of an annuitant’s death. Other annuity designs that CIGNA reinsured guarantee that the benefit received at death will be no less than net deposits paid into the contract accumulated at a specified rate or net deposits paid into the contract. In periods of declining equity markets and in periods of flat equity markets following a decline, CIGNA’s liabilities for these guaranteed minimum death benefits increase.

CIGNA estimates its liabilities for this business using assumptions as to equity market returns and the volatility of the underlying equity and bond mutual fund investments, future investment yield, mortality and policy surrenders. CIGNA had reserves of approximately $300 million as of June 30, 2002 for these liabilities.

As a result of equity market declines and volatility early in the third quarter of 2002, CIGNA evaluated alternatives for addressing the exposures associated with these reinsurance contracts, considering the possibility of continued depressed equity market conditions, the potential effects of further equity market declines and the impact on future earnings and capital. As a result of this evaluation, CIGNA implemented a program to substantially reduce the equity market exposures of this business by selling exchange-traded futures contracts, which are expected to rise in value as the equity market declines and decline in value as the equity market rises.

The purpose of this program is to substantially reduce the adverse effects of potential future stock market declines on CIGNA’s liabilities for the reinsurance contracts, as increases in liabilities under the reinsurance contracts from a declining market will be substantially offset by investment gains on the futures contracts. A consequence of this program is that it also substantially reduces the positive effects of potential future equity market increases, as reductions in liabilities under these contracts from improved equity market conditions will be substantially offset by investment losses on the futures contracts.

In order to achieve the objective of this program, CIGNA expects to adjust its futures contract position and enter into other positions over time to reflect changing equity market levels and changes in the underlying levels of exposure within the variable annuity reinsurance business.

The $720 million after-tax charge ($1.1 billion pre-tax) consists of:

o

$620 million after-tax, principally reflecting the reduction in assumed future equity market returns as a result of implementing the program and, to a lesser extent, changes to the policy surrender, mortality, market volatility and discount rate assumptions used in estimating the liabilities for these contracts. As noted above, CIGNA determines liabilities under the reinsurance contracts using an assumption for expected future performance of equity markets. A consequence of implementing the program is, effectively, a reduction in the assumption for expected future performance of equity markets, as the futures contracts essentially eliminate the opportunity to achieve previously expected market returns; and

o	$100 million after-tax reflecting deterioration in equity markets that occurred in the third quarter of 2002 (prior to implementation of the program).

The Company also said that it expects operating income for the third quarter and full year 2002, excluding non-recurring items referenced in “Outlook for 2002” on page 19 of CIGNA’s second quarter Form 10-Q, to be in-line with previous guidance. On its August 2, 2002 conference call the company indicated that, excluding those non-recurring items, it expected third quarter 2002 earnings in the range of $1.90 to $2.05 per share and full year 2002 earnings in the range of $7.85 to $8.15 per share.

CIGNA will fund the reserve position using internally-available capital and, to a lesser extent, external sources. CIGNA does not expect to repurchase additional shares of its common stock through year end 2002.

Management will discuss the charge and the program described above on a conference call beginning at 8:30 AM EDT on Wednesday, September 4, 2002.

The call-in numbers for the conference call are as follows:

1-888-413-2121 (Domestic)
1-703-871-3794 (International)
1-888-266-2081 (Domestic Replay)
1-703-925-2533 (International Replay)

We strongly suggest you call by 8:15 a.m. EDT on September 4. The operator will periodically provide instructions regarding the call, as well as procedures in the event of any audio quality problems on your line. A passcode (6187235) is required to access the replay numbers of the call. The replay will be available from 11:30 a.m. EDT on Wednesday, September 4 until 11:59 p.m. EDT on Tuesday, September 17.

Additionally, the conference call will be available on a live webcast through www.vcall.com. Please note that this feature will be in listen-only mode.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF
THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

CIGNA and its representatives may from time to time make written and oral forward-looking statements, including statements contained in this press release, in CIGNA’s filings with the Securities and Exchange Commission, in its reports to shareholders and in meetings with analysts and investors. For example, this press release includes forward-looking statements regarding (a) CIGNA’s plans to reduce equity market risks related to guaranteed minimum death benefits on variable annuity contracts and (b) CIGNA’s outlook for its third quarter and full year 2002 earnings. Such statements may contain information about financial prospects, economic conditions, trends and other uncertainties. CIGNA cautions that actual results could differ materially from those that management expects, depending on the outcome of certain factors. Some factors that could cause actual results to differ materially from the forward-looking statements include:

1.	increases in medical costs that are higher than anticipated in establishing premium rates in CIGNA's health care operations, including increased use and costs of medical services;
2.

increased medical, administrative, technology or other costs resulting from legislative, regulatory and litigation challenges to, and new regulatory requirements imposed on, CIGNA's health care business;

3.	heightened competition, particularly price competition, which could reduce product margins and constrain growth in CIGNA's businesses;
4.	significant reductions in customer retention;
5.	significant changes in interest rates;
6.	the ultimate resolution of Unicover and London reinsurance arbitration proceedings and London reinsurance recoverables;
7.

inability of the program adopted by CIGNA to substantially reduce equity market risks for reinsurance contracts that guarantee minimum death benefits under certain variable annuities (including possible market difficulties in entering into appropriate futures contracts and in matching such contracts to the underlying equity risk) and adjustments to the reserve assumptions used in estimating CIGNA’s liabilities for these reinsurance contracts;

8.	significant stock market declines, which could, among other things, reduce results in CIGNA's retirement business and result in increased pension expenses in future periods;
9.	significant deterioration in economic conditions, which could have an adverse effect on CIGNA's operations and investments; and
10.	changes in federal income tax laws.

This list of important factors is not intended to be exhaustive. There may be other risk factors that would preclude CIGNA from realizing the forward-looking statements. While CIGNA may periodically update this discussion of risk factors, CIGNA does not undertake to update any forward-looking statement that may be made by or on behalf of CIGNA prior to its next required filing with the Securities and Exchange Commission.